Exhibit 4.2

Description of Registrant’s Securities

Registered Pursuant to Section 12 of the

Securities Exchange Act of 1934, as amended

As of December 31, 2022, Celcuity, Inc. (“we,” “us,” “our,” and the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Common Stock. In addition, the Company has certain equity instruments outstanding that are convertible into Common Stock, which are described in more detail below.

The following summary of the terms of our registered securities is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended, and Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, as amended, to which this description is also an exhibit.

As of December 31, 2022, we were authorized to issue 65,000,000 shares of common stock, $0.001 par value per share, and 2,500,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividend Rights

Holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, including the liquidation preference of our Series A Preferred Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is One State Street Plaza, 30th Floor, New York, NY 10004.

The Nasdaq Capital Market

Our common stock is listed for quotation on The Nasdaq Capital Market under the symbol “CELC”.

Preferred Stock

Our board or directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 2,500,000 shares of preferred stock in one or more series. Our board of directors is authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors is able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of the Company, which might harm the market price of our common stock. See also “Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions” below.

On May 16, 2022, in connection with the Securities Purchase Agreement (as described below), the Company filed a Certificate of Designations (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, designating 1,850,000 shares out of the authorized but unissued shares of its preferred stock as Series A Convertible Preferred Stock. The following is a summary of the principal terms of the Series A Preferred Stock:

Dividend Rights

Holders of Series A Preferred Stock shall be entitled to receive dividends or distributions on shares of Series A Preferred Stock equal (on an as-if-converted-to-common stock basis) to and in the same form as dividends or distributions actually paid on shares of the common stock when, as and if such dividends or distributions are paid on shares of the common stock. No other dividends or distributions shall be paid on shares of Series A Preferred Stock.

Right to Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Certificate of Designations) the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Certificate of Designations), as applicable, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price (as defined in the Certificate of Designations), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock pursuant to the Certificate of Designations immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the “Series A Liquidation Amount”).

Voting Rights

The Series A Preferred Stock is non-voting stock and does not entitle the holder thereof to vote on any matter submitted to the stockholders of the Company for their action or consideration, except as otherwise provided by the General Corporation Law of the State of Delaware or the other provisions of the Certificate of Incorporation or the Certificate of Designations.

As long as any shares of Series A Preferred Stock are outstanding, the Company may not, without the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, take the following actions: (i) amend, alter or repeal any provision of the Certificate of Incorporation, the Certificate of Designations or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock; (ii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (iii) (A) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (B) reclassify, alter or amend any existing security of the Company that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege; or (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company (with exceptions for dividends on the common stock solely in the form of additional shares of common stock and repurchases from former service providers in connection with the cessation of such services).

Conversion Rights

Subject to the Beneficial Ownership Limitation described below, each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by multiplying one share of Series A Preferred Stock by the Series A Conversion Rate in effect at the time of conversion. The “Series A Conversion Rate” shall initially be ten (10) shares of Common Stock for each share of Series A Preferred Stock. The Series A Conversion Rate shall be subject to adjustment as provided in the Certificate of Designation.

Under the terms of the Certificate of Designations, the Company may not effect the conversion of Series A Preferred Stock into common stock, and a holder will not be entitled to request the conversion of shares of Series A Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) would exceed the Beneficial Ownership Limitation, which is 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission. A holder may reset the Beneficial Ownership Limitation percentage to a higher percentage (not to exceed 19.9%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of Series A Preferred Stock.

The Series A Preferred Stock does not have, or is subject to, any preemptive or similar rights.

Warrants

Under the Securities Purchase Agreement, dated May 15, 2022 (the “Securities Purchase Agreement”) by and among the Company and the investors named therein (the “Investors”), the Company issued Warrants to purchase 695,645 shares of Series A Preferred Stock, each Warrant having an exercise price of $85.50 per share. The exercise price of the Warrants is at a 40% premium to the price (on an as converted to common stock basis) paid by the Investors for the initial shares of common stock purchased under the Securities Purchase Agreement.

On September 1, 2022, the Company amended its Certificate of Incorporation to increase the aggregate authorized number of shares of capital stock and the number of shares of common stock such that the company has available, and has reserved, such number of its duly authorized but unissued shares of common stock as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock then outstanding or available for issuance upon the exercise of the Warrants. Following this Authorized Share Increase, and notice to the Investors, the Warrants became exercisable for an aggregate 6,956,450 shares of common stock with an exercise price per share adjusted of $8.05.

Each Warrant, when issued, is immediately exercisable and will remain exercisable until the earlier of (i) five years from the date of issuance and (ii) seventy-five (75) days after the Company announces (x) whether the progression-free survival (“PFS”) of gedatolisib in combination with Palbociclib and fulvestrant (Arm A) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, (y) whether the PFS of gedatolisib in combination with fulvestrant (Arm B) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, and (z) the associated hazard ratios and median PFS values for each of Arm A, Arm B, and Arm C.

Under the terms of the Warrants, the Company may not effect the exercise of any such Warrant, and a holder will not be entitled to request the exercise any portion of any Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) would exceed the Beneficial Ownership Limitation as described in the “Preferred Stock—Conversion Rights” section above. A holder may reset the Beneficial Ownership Limitation percentage to a higher percentage (not to exceed 19.9%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of Warrants.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, the Company entered into the Registration Rights Agreement with the Investors, pursuant to which the Company agreed to register for resale the Registrable Securities, which include: (i) the common stock, (ii) the shares of common stock then issued or issuable upon conversion of the Series A Preferred Stock (assuming on such date the shares of Series A Preferred Stock are convertible in full without regard to any conversion limitations in the Certificate of Designations), and (iii) the common stock then issued or issuable upon exercise of the Warrants (assuming the Warrants are exercisable in full without regard to any exercise limitations therein). Under the Registration Rights Agreement, the Company agreed to file the registration statement covering the resale by the Investors of the Registrable Securities no later than 30 days following (i) the Closing Date and (ii) the date the Company obtained the necessary stockholder approval to effect the Authorized Share Increase. The Company agreed to use commercially reasonable efforts to cause the registration statement to become effective and to keep such registration statement effective until such time as there are no longer Registrable Securities held by the Investors. The Company agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities. The Company filed a registration statement on Form S-3 registering for resale the Registrable Securities, which was declared effective on January 11, 2023.

The Company granted the Investors customary indemnification rights in connection with the registration statement, including for liabilities arising under the Securities Act. The Investors also granted the Company customary indemnification rights in connection with the registration statement. The representations, warranties and covenants contained in the Warrants, the Securities Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties.

Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, as amended, and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our Company. A summary of these provisions is as follows:

●	Board of directors vacancies. Our bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

●	Advance notice requirements for stockholder proposals and director nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

●	No cumulative voting. The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation, as amended, does not provide for cumulative voting.

●	Stockholder action; special meetings of stockholders. Our certificate of incorporation, as amended, provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Further, our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

●	Issuance of undesignated preferred stock. As of the date of this prospectus, we have 650,000 shares of undesignated preferred stock. Subject to certain limitations and approval requirements with respect to our Series A Preferred Stock as described in “Preferred Stock – Voting Rights” above, our board of directors has the authority, without further action by the stockholders, to issue this preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

●	Amendment of charter and bylaw provisions. The affirmative vote of stockholders representing at least two-thirds of the voting power of all then-outstanding capital stock, and in certain instances, the vote of the holders of a majority of the then-outstanding Series A Preferred Stock, is required to amend, alter or repeal certain provisions of our certificate of incorporation, as amended, including the provision noted above regarding stockholders not being able to act by written consent. Subject to certain limitations and approval requirements with respect to our Series A Preferred Stock as described in “Preferred Stock – Voting Rights” above, a majority of our board of directors has authority to adopt, amend or repeal provisions of our bylaws. Stockholders also have the authority to adopt, amend or repeal provisions of our bylaws, but only with the affirmative vote of stockholders representing at least two-thirds of the voting power of all then-outstanding capital stock and in certain instances, the vote of the holders of a majority of the then-outstanding Series A Preferred Stock.

We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who owns 15% or more of the voting stock of a corporation, or any affiliate or associate of a corporation who, within three years prior, did own 15% or more of the voting stock of that corporation.